                                                Filed Pursuant to Rule 424(b)(5)
                                    Registration Nos. 333-33248 and 333-33248-01

           Prospectus Supplement to Prospectus dated April 17, 2000.

                                  $300,000,000

                           MELLON FUNDING CORPORATION

                   6.40% Subordinated Notes due May 14, 2011
                    Guaranteed on a Subordinated Basis as to
                      Payment of Principal and Interest by

                          MELLON FINANCIAL CORPORATION
                             ----------------------
     Mellon Funding Corporation will pay interest on the notes on May 14 and November 14 of each year. The first such payment will be made on November 14, 2001. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     Mellon Funding Corporation has the option to redeem some or all of the notes at any time at the redemption prices set forth in this prospectus supplement.

     The notes are subordinated in right of payment to all senior debt of Mellon Funding Corporation. Mellon Financial Corporation guarantees the payment of principal and interest on the notes. These guarantees are subordinated in right of payment to the senior debt of Mellon Financial Corporation.
                             ----------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------
     THESE NOTES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                             ----------------------

                                                              Per Note       Total
                                                              --------       -----
Initial public offering price...............................   99.694%    $299,082,000
Underwriting discount.......................................    0.625%    $  1,875,000
Proceeds, before expenses, to Mellon Funding Corporation....   99.069%    $297,207,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from May 14, 2001 and must be paid by the purchaser if the notes are delivered after May 14, 2001.
                             ----------------------
     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on May 14, 2001.

GOLDMAN, SACHS & CO.
                        BEAR, STEARNS & CO. INC.
                                             MELLON FINANCIAL MARKETS, LLC
                             ----------------------
                    Prospectus Supplement dated May 9, 2001.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in them contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

     - changes in political and economic conditions;

     - competitive product and pricing pressures within our markets;

     - equity and fixed-income market fluctuations;

     - the effect of adopting new accounting standards;

     - personal and corporate customers' bankruptcies;

     - inflation;

     - acquisitions and integrations of acquired businesses;

     - technological change;

     - changes in law;

     - changes in fiscal, monetary, regulatory, trade and tax policies and laws;

     - monetary fluctuations;

     - success in gaining regulatory approvals when required;

     - success in the timely development of new products and services;

     - interest rate fluctuations;

     - consumer spending and savings habits; and

     - levels of third-parties' funds under management.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

                          MELLON FINANCIAL CORPORATION

     Mellon Financial Corporation is a global financial services company incorporated under the laws of Pennsylvania in August 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. We provide a comprehensive range of financial products and services in domestic and selected international markets. Through our seven core business sectors (wealth management, global investment management, global investment services, global cash management, regional banking, relationship lending and businesses under strategic review), we provide wealth management and global investment management for individual and institutional investors; global investment services for businesses and institutions; and a variety of banking services for individuals and small, midsize and large businesses and institutions in selected geographies. At December 31, 2000, we were the eighteenth largest bank holding company in the United States in terms of assets, and the tenth largest in terms of market capitalization. At March 31, 2001, we had total assets of $46.3 billion, loans net of the reserve for credit losses of $25.0 billion and total shareholders' equity of $3.9 billion. Our net income for the quarter ended March 31, 2001 was $264 million and for the year ended December 31, 2000 was $1.007 billion.

     Our asset management companies, which include The Dreyfus Corporation, Newton Management Limited and Founders Asset Management, LLC, provide investment products in many asset classes and investment styles. Dreyfus, headquartered in New York, New York, serves primarily as an investment adviser and manager of mutual funds. Newton is a leading U.K.-based investment manager that provides investment management services to institutional, private and retail clients. Founders, headquartered in Denver, Colorado, is a manager of growth-oriented equity mutual funds and other investment portfolios. We are a global provider of custody services through Boston Safe Deposit and Trust Company which is headquartered in Boston, Massachusetts, as well as retirement and benefits consulting services through Buck Consultants, Inc., which is headquartered in New York, New York.

     Mellon Bank, N.A., which has its executive offices in Pittsburgh, Pennsylvania, became our subsidiary in November 1972. Our banking subsidiaries engage in trust and custody, investment management services, retail financial services, commercial banking, equipment leasing, insurance products and various securities-related activities. Retail financial services is comprised of seven operating regions throughout Pennsylvania, southern New Jersey, Maryland, Virginia and Washington D.C. The deposits of the banking subsidiaries are insured by the Federal Deposit Insurance Corporation to the extent provided by law.

     Our principal executive office is located at One Mellon Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258 (telephone (412) 234-5000).

                           MELLON FUNDING CORPORATION

     Mellon Funding Corporation, a wholly owned subsidiary of Mellon Financial Corporation, is incorporated in Pennsylvania. It functions as a financing entity for Mellon Financial Corporation and its subsidiaries and affiliates by issuing commercial paper and other debt guaranteed by Mellon Financial Corporation. Financial data for Mellon Funding Corporation is combined for financial reporting purposes with Mellon Financial Corporation and with Mellon Capital I and Mellon Capital II, special purpose business trusts formed by Mellon Financial Corporation for the sole purpose of issuing capital securities. This presentation reflects the limited function of Mellon Funding Corporation and the unconditional guarantees by Mellon Financial Corporation of all of the obligations of Mellon Funding Corporation, Mellon Capital I and Mellon Capital II.

                                USE OF PROCEEDS

     Mellon Funding Corporation will use the net proceeds from the sale of the notes to make loans to Mellon Financial Corporation and its subsidiaries and affiliates. Mellon Financial Corporation and its subsidiaries and affiliates will use the proceeds of these loans for general corporate purposes, which may include acquisitions and repayments and redemptions of outstanding indebtedness. The precise amounts and time of the application of proceeds will depend upon the funding requirements of Mellon Financial Corporation and its subsidiaries and affiliates.

                           REGULATORY CONSIDERATIONS

     Mellon Funding Corporation and Mellon Financial Corporation are legal entities separate and distinct from Mellon Financial Corporation's bank subsidiaries. However, their principal source of cash revenues are payments of interest and dividends from these bank subsidiaries. There are various legal and regulatory limitations on the extent to which these bank subsidiaries can finance or otherwise supply funds to Mellon Financial Corporation, Mellon Funding Corporation and their other affiliates.

     Mellon Financial Corporation is a legal entity separate and distinct from its bank and other subsidiaries. Its principal source of funds to pay dividends on its common and preferred (if any) stock and debt service on its debt is dividends from its subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that may be paid to Mellon Financial Corporation by its bank subsidiaries without regulatory approval. Mellon Financial Corporation's principal bank subsidiary, Mellon Bank, N.A., is a national bank. A national bank must obtain the prior approval of the Comptroller of the Currency to pay a dividend if the total of all dividends declared by the bank in any calendar year would exceed the bank's net income for that year combined with its retained net income for the preceding two calendar years, less any required transfers to surplus or to fund the retirement of any preferred stock. In addition, a national bank may pay dividends only to the extent of its undivided profits. Mellon Financial Corporation's state-chartered bank subsidiaries also are subject to dividend restrictions under applicable state law. Under the foregoing dividend restrictions, Mellon Financial Corporation's bank subsidiaries can, without prior regulatory approval, declare dividends subsequent to March 31, 2001 of up to approximately $305 million of their retained earnings of approximately $3.333 billion at March 31, 2001, less any dividends declared and plus or minus net profits or losses between April 1, 2001 and the date of any such dividend declaration. The payment of dividends is also limited by minimum capital requirements imposed on banks. Mellon Financial Corporation's bank subsidiaries exceed these minimum requirements. Mellon Financial Corporation's bank subsidiaries declared dividends to Mellon Financial Corporation of $150 million in the first three months of 2001, $944 million in 2000 and $784 million in 1999. Dividends paid to Mellon Financial Corporation by non-bank subsidiaries totaled $20 million in the first three months of 2001, $41 million in 2000 and $92 million in 1999. In addition, Mellon Financial Corporation's bank and non-bank subsidiaries returned $25 million of capital in the first three months of 2001, $675 million in 2000 and $690 million in 1999.

                  MELLON FINANCIAL CORPORATION CAPITALIZATION

     The following table sets forth the consolidated capitalization of Mellon Financial Corporation and its subsidiaries at March 31, 2001 and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement. The capitalization table should be read in conjunction with the detailed information and financial statements of Mellon Financial Corporation available as described under "Where You Can Find More Information" below and in the accompanying prospectus.

                                                                     MARCH 31, 2001
                                                              ----------------------------
                                                               ACTUAL           PRO FORMA
                                                              ---------        -----------
                                                              (DOLLAR AMOUNTS IN MILLIONS)
Commercial paper............................................   $   498           $   498
Notes and debentures:
  Parent Corporation:
    6.70% Subordinated Debentures due 2008..................       247               247
    6 7/8% Subordinated Debentures due 2003.................       155               155
    9 1/4% Subordinated Debentures due 2001.................       100               100
    9 3/4% Subordinated Debentures due 2001.................       100               100
    6 3/8% Subordinated Debentures due 2010.................       341               341
    6% Senior Notes due 2004................................       205               205
    5 3/4% Senior Notes due 2003............................       310               310
    Floating Rate Senior Notes due 2002 (5.3775% at March
      31, 2001).............................................       400               400
    7 1/2% Senior Notes due 2005............................       321               321
    6.40% Subordinated Notes due May 14, 2011...............        --               300
  Mellon Bank, N.A.:
    7 3/8% Subordinated Notes due 2007......................       323               323
    7% Subordinated Notes due 2006..........................       312               312
    7 5/8% Subordinated Notes due 2007......................       253               253
    6 1/2% Subordinated Notes due 2005......................       258               258
    6 3/4% Subordinated Notes due 2003......................       154               154
    Medium-Term Bank Notes due 2002-2007 (1.40% to 8.55% at
      March 31, 2001).......................................       111               111
                                                               -------           -------
    Total notes and debentures..............................     3,590             3,890
                                                               -------           -------
    Total commercial paper, notes and debentures............     4,088             4,388
                                                               -------           -------
Guaranteed Preferred Beneficial Interests in Corporation's
  Junior Subordinated Deferrable Interest Debentures, Series
  A.........................................................       497               497
Guaranteed Preferred Beneficial Interests in Corporation's
  Junior Subordinated Deferrable Interest Debentures, Series
  B.........................................................       497               497
Shareholders' equity:
  Common stock--$.50 par value, Authorized--
  800,000,000 shares, Issued--588,661,920 shares............       294               294
  Additional paid-in capital................................     1,852             1,852
  Retained earnings.........................................     4,378             4,378
  Accumulated unrealized gain, net of tax...................         6                 6
  Treasury stock of 111,457,855 shares at cost..............    (2,652)           (2,652)
                                                               -------           -------
    Total shareholders' equity..............................     3,878             3,878
                                                               -------           -------
    Total capitalization....................................   $ 8,960           $ 9,260
                                                               =======           =======

     Parent Corporation includes the accounts of Mellon Financial Corporation, Mellon Funding Corporation and Mellon Capital I and Mellon Capital II, special purpose business trusts formed by Mellon Financial Corporation that exist solely to issue capital securities.

                 MELLON FINANCIAL CORPORATION AND SUBSIDIARIES
                CONSOLIDATED SELECTED HISTORICAL FINANCIAL DATA

     This summary has been derived from our unaudited financial statements. You should read the following financial data in conjunction with the financial statements, including the related notes, which are incorporated by reference below under "Where You Can Find More Information" and in the accompanying prospectus.

                                                               AT OR FOR THE THREE MONTHS
                                                                     ENDED MARCH 31,
                                                              -----------------------------
                                                                2001                2000
                                                              ---------           ---------
                                                              (DOLLAR AMOUNTS IN MILLIONS,
                                                                EXCEPT PER SHARE AMOUNTS)
Income Statement Data:
  Net interest revenue......................................  $    324            $    328
  Provision for credit losses...............................        15                  10
                                                              --------            --------
  Net interest revenue after provision for credit losses....       309                 318
  Fee and other revenue.....................................       859                 798
  Operating expense.........................................       755                 718
  Provision for income taxes................................       149                 145
                                                              --------            --------
  Net income................................................  $    264            $    253
Consolidated Per Share Data:
  Basic net income..........................................  $    .55            $    .51
  Diluted net income........................................       .54                 .50
  Dividends.................................................       .22                 .20
  Book value at period end..................................      8.13                7.84
  Average common shares and equivalents outstanding:
    Basic (in thousands)....................................   482,718             496,740
    Diluted (in thousands)..................................   489,328             502,082
Key Ratios:
  Return on assets(A)(B)....................................      2.22%               2.15%
  Return on equity(A)(B)....................................     26.86               26.03
  Net interest margin(A)(B)(C)..............................      3.52                3.54
  Dividends per common share as a percentage of:
    Basic net income per share..............................     40.24               39.60
    Diluted net income per share............................     40.24               39.60
Consolidated Balance Sheet Data--Average Balances(A):
  Money market investments..................................  $  2,708            $  1,713
  Securities................................................     8,709               6,155
  Loans.....................................................    25,847              29,283
  Total interest-earning assets.............................    37,627              37,399
  Total assets..............................................    48,198              47,205
  Deposits..................................................    33,601              32,220
  Notes and debentures (with original maturities over one
    year)...................................................     3,577               3,453
  Capital securities........................................       989                 991
  Total shareholders' equity................................     3,992               3,905
Capital Ratios:
  Shareholders' equity to assets ratio(D)...................      8.38%               8.13%
  Average shareholders' equity to average assets ratio(A)...      8.28                8.27
  Tier I capital ratio(D)...................................      6.71                6.49
  Total (Tier I plus Tier II) capital ratio(D)..............     10.97               10.61
  Leverage capital ratio(D).................................      6.26                6.61
Asset Quality Ratios:
  Reserve for credit losses as a percentage of:
    Total loans(D)..........................................      1.54%               1.42%
    Nonperforming loans(D)..................................       135                 213
  Net credit losses as a percentage of average
    loans(A)(B).............................................       .24                 .15
  Nonperforming assets as a percentage of total loans and
    net acquired property(D)................................      1.22                 .74

---------------

(A) Computed on a daily average basis.

(B) Calculated on an annualized basis.

(C) Calculated on a taxable equivalent basis, at a tax rate approximating 35%. Loan fees, nonaccrual loans and the related effect on income have been included in the calculation of the net interest margin.

(D) Period-end ratio.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth certain information regarding our ratios of earnings to fixed charges. Fixed charges represent interest expense, one-third (the proportion deemed representative of the interest factor) of net rental expense and amortization of debt issuance costs.

                                      THREE MONTHS
                                         ENDED
                                       MARCH 31,              YEAR ENDED DECEMBER 31,
                                      ------------      ------------------------------------
                                      2001    2000      2000    1999    1998    1997    1996
                                      ----    ----      ----    ----    ----    ----    ----
Mellon Financial Corporation (parent
  corporation)......................  3.00    3.81      4.56    4.15    2.24    3.01    4.46
Mellon Financial Corporation and its
  Subsidiaries
     Excluding interest on
       deposits.....................  4.04    3.69      3.80    3.65    3.33    3.35    3.86
     Including interest on
       deposits.....................  2.10    2.04      2.02    2.07    1.87    1.85    1.88

     Parent corporation ratios include the accounts of Mellon Financial Corporation, Mellon Funding Corporation, Mellon Capital I and Mellon Capital II. Here, earnings represent income before taxes, plus the fixed charges of Mellon Financial Corporation, but exclude equity in undistributed net income (loss) of subsidiaries. Consequently, these ratios vary with the payment of dividends by such subsidiaries.

     In the ratios for Mellon Financial Corporation and its subsidiaries, earnings represent consolidated income before income taxes and the cumulative effect of a change in accounting principle, plus consolidated fixed charges. We have presented these ratios both including and excluding interest on deposits in consolidated fixed charges. The ratios for 1999 include a $127 million pre-tax net gain from divestitures and $56 million pre-tax of nonrecurring expenses. Had these computations excluded the net gain from divestitures, and nonrecurring expenses, the ratio of earnings to fixed charges would have been 3.53, excluding interest on deposits, and 2.02, including interest on deposits.

                      DESCRIPTION OF NOTES AND GUARANTEES

     You should read the following information concerning the notes and guarantees in conjunction with the statements under "Description of Debt Securities and Guarantees" in the accompanying prospectus.

GENERAL

     We will issue the notes under a subordinated indenture, dated as of June 12, 2000, as supplemented by a first supplemental indenture, dated as of April 30, 2001, among Mellon Funding Corporation, Mellon Financial Corporation and Bank One Trust Company, N.A., which we refer to as "Bank One", as trustee.

     The notes will be unsecured obligations of Mellon Funding Corporation. The notes will be subordinated, which means that they will rank behind certain of our indebtedness as described below. The guarantees of the notes will be unsecured and subordinated to all outstanding senior indebtedness of Mellon Financial Corporation.

     The notes will initially be limited to $300,000,000 aggregate principal amount. We are required to repay the principal amount of the notes in full on May 14, 2011. The notes will bear interest at a rate per annum shown on the front cover of this prospectus supplement from May 14, 2001. We will pay interest on the notes on May 14 and November 14 of each year, commencing November 14, 2001. Interest on the notes will be computed on the basis of a 360-day year, consisting of twelve 30-day months. The trustee will serve as security registrar and paying agent for the notes.

     We may, without the consent of the holders of the notes, create and issue additional notes and related guarantees ranking equally with the notes and related guarantees and otherwise similar in all respects so that such further notes and related guarantees would be consolidated and form a single series of notes.

SUBORDINATION OF THE NOTES

     The notes are subordinated and, as a result, the payment of the principal of, interest, and premium, if any, on the notes, will be subordinated in right of payment to the extent set forth in the indenture to the prior payment in full of all senior indebtedness of Mellon Funding Corporation. As of March 31, 2001, the outstanding senior indebtedness of Mellon Funding Corporation was approximately $1.236 billion.

     The term senior indebtedness of Mellon Funding Corporation is defined in the subordinated indenture to mean any present or future obligation of Mellon Funding Corporation to its creditors, except the following subordinated debentures of Mellon Funding Corporation:

     - 9 3/4% Subordinated Debentures due 2001,

     - 9 1/4% Subordinated Debentures due 2001,

     - 6 7/8% Subordinated Debentures due March 1, 2003,

     - 6.70% Subordinated Debentures due March 1, 2008,

     - 6 3/8% Subordinated Debentures due February 15, 2010,

     - any other indebtedness or obligation issued under the subordinated indenture, and

     - any other indebtedness or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provides that it is not senior indebtedness.

     We may not make any payment on account of principal, premium, if any, or interest on the notes, or redemption or repurchase of the notes, if:

     - we default in our obligations to pay principal, premium, if any, or interest, with respect to our senior indebtedness and the default has not been cured and is continuing, and

     - the trustee has received a notice of the default from the holders of senior indebtedness permitted to give such notice under the indenture pursuant to which such senior indebtedness was issued.

     In addition, upon any acceleration of the principal due on the notes as a result of our dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, interest and other amounts due on all senior indebtedness must be paid in full before you are entitled to receive any payment. By reason of such subordination, in the event of insolvency, our creditors who are holders of our senior indebtedness are likely to recover more, ratably, than you are, and you will be likely to experience a reduction or elimination of payments on the notes.

     The notes will rank equally with the other subordinated debentures of Mellon Funding Corporation. There is no limitation on the issuance of additional senior indebtedness of Mellon Funding Corporation.

SUBORDINATION OF THE GUARANTEES

     The notes will be unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest when and as the same shall become due and payable by Mellon Financial Corporation. The guarantees will be unsecured and will be subordinated in right of payment to the prior payment in full of all senior indebtedness of Mellon Financial Corporation. As of March 31, 2001, the outstanding senior indebtedness of Mellon Financial Corporation was approximately $1.236 billion.

     The term senior indebtedness of Mellon Financial Corporation is defined in the subordinated indenture to mean any present or future obligation of Mellon Financial Corporation to its creditors, except the following guarantees of Mellon Financial Corporation:

     - the guarantee of the 9 3/4% Subordinated Debentures due 2001,

     - the guarantee of the 9 1/4% Subordinated Debentures due 2001,

     - the guarantee of the 6 7/8% Subordinated Debentures due March 1, 2003,

     - the guarantee of the 6.70% Subordinated Debentures due March 1, 2008,

     - the guarantee of the 6 3/8% Subordinated Debentures due February 15,
       2010,

     - any other indebtedness or obligation issued under the subordinated indenture, and

     - any other indebtedness or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provides that it is not senior indebtedness.

     Mellon Financial Corporation may not make any payment under the guarantees on account of principal, premium, if any, or interest on the notes, or redemption or repurchase of the notes, if;

     - Mellon Financial Corporation defaults in its obligations to pay principal, premium, if any, or interest, with respect to its senior indebtedness and the default has not been cured and is continuing, and

     - the trustee has received a notice of the default from the holders of senior indebtedness of Mellon Financial Corporation permitted to give such notice under the indenture pursuant to which such senior indebtedness was issued.

     In addition, upon any acceleration of the principal due on the notes or the guarantee, as a result of Mellon Financial Corporation's dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, interest and other amounts due on all senior indebtedness of Mellon Financial Corporation must be paid in full before you are entitled to receive any payment under the guarantees. By reason of such subordination, in the event of insolvency of Mellon Financial Corporation, its creditors who are holders of its senior indebtedness are likely to recover more, ratably, than you are, and you will be likely to experience a reduction or elimination of payments on the guarantees.

     The guarantees will be "structurally subordinated" to all senior indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. This occurs because any right of Mellon Financial Corporation to receive any assets of its subsidiaries upon their liquidation or reorganization, and the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that Mellon Financial Corporation itself is recognized as a creditor of such subsidiary, in which case the claims of Mellon Financial Corporation would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Mellon Financial Corporation.

     The guarantees will rank equally with the other guarantees of subordinated debentures of Mellon Funding Corporation. There is no limitation on the issuance of additional senior indebtedness of Mellon Financial Corporation.

GLOBAL NOTES; BOOK-ENTRY SYSTEM

     The notes and the related guarantees will be issued:

     - only in fully registered form;

     - without interest coupons; and

     - in minimum denominations of $1,000 and integral multiples of $1,000.

     The notes and the related guarantees will be evidenced by one or more global notes, which will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC. Except under the circumstances described in the accompanying prospectus under "Description of Debt Securities and Guarantees--Special Situations When a Global Security Will Be Terminated," we will not issue the notes in definitive form.

OPTIONAL REDEMPTION

     We may choose to redeem some or all of the notes at any time. If we choose to do so, we will mail a notice of redemption to you not less than 30 days and not more than 60 days before the redemption occurs.

     The redemption price will be equal to the greater of:

     - 100 percent of the principal amount of the notes to be redeemed plus accrued interest to the date of redemption, and

     - the sum of the present values of the remaining scheduled payments on the notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points.

     If we are redeeming less than all the notes, the trustee will select the particular notes to be redeemed by lot or by another method the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

     Except as described above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

     For purposes of calculating the redemption price, the following terms have the meanings set forth below:

     "Treasury rate" means the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding the redemption date) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for the redemption date.

     "Comparable treasury issue" means the U.S. treasury security selected by an independent investment banker that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of notes. "Independent investment banker" means one of the reference treasury dealers that we appoint.

     "Comparable treasury price" means:

     - the average of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) as of the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or

     - if that release (or any successor release) is not published or does not contain such prices on that business day, (1) the average of the reference treasury dealer quotations for the redemption date, after excluding the highest and lowest of such reference treasury dealer quotations, or (2) if the trustee obtains fewer than four such reference treasury dealer quotations, the average of all quotations obtained.

     "Reference treasury dealer" means each of Goldman, Sachs & Co. (and its successors) and three other nationally recognized investment banking firms that are primary U.S. Government securities dealers specified from time to time by us. If, however, any of them ceases to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is such a dealer.

     "Reference treasury dealer quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount and in each case for settlement on the next business day) quoted in writing to the trustee by such reference treasury dealer as of 3:30 p.m., New York time, on the third business day preceding the redemption date.

     "Remaining scheduled payments" means the remaining scheduled payments of the principal of and interest on each note to be redeemed that would be due after the related redemption date but for such redemption.

DEFEASANCE

     The defeasance provisions described under "Description of Debt Securities and Guarantees--Defeasance" in the accompanying prospectus will apply to the notes.

                             REGARDING THE TRUSTEE

     The trustee will be Bank One Trust Company, N.A. Our bank subsidiaries maintain deposit accounts and conduct other banking transactions with Bank One, N.A., an affiliate of the trustee, in the ordinary course of their banking business. Bank One, N.A. is a participant in our new $300 million revolving credit facility.

                                  UNDERWRITING

     We and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                              Principal Amount
                        Underwriters                              of Notes
                        ------------                          ----------------
Goldman, Sachs & Co.........................................    $165,000,000
Bear, Stearns & Co. Inc. ...................................      60,000,000
Mellon Financial Markets, LLC...............................      75,000,000
                                                                ------------
     Total..................................................    $300,000,000
                                                                ============

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.375% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $240,000.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Mellon Financial Markets, LLC, a wholly owned subsidiary of Mellon Financial Corporation and an affiliate of Mellon Funding Corporation, will participate as an underwriter in the offering. Mellon Financial Markets, LLC is a member of the National Association of Securities Dealers, Inc. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules.

                      VALIDITY OF THE NOTES AND GUARANTEES

     The validity of the notes and related guarantees will be passed upon for us by Carl Krasik, Associate General Counsel and Secretary of Mellon Financial Corporation, One Mellon Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258, and for the underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

     Mr. Krasik is also a shareholder of Mellon Financial Corporation and holds options to purchase additional shares of Mellon Financial Corporation's common stock. Sullivan & Cromwell will rely on the opinion of Mr. Krasik as to all matters of Pennsylvania law. Sullivan & Cromwell from time to time performs legal services for us.

                      WHERE YOU CAN FIND MORE INFORMATION

     Mellon Financial Corporation files annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's public reference rooms in its offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Because our common stock is listed on the NYSE, you may inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus supplement or the accompanying prospectus. We incorporate by reference the documents listed below and additional documents that we may file with the SEC in the future. The documents include periodic reports like annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as well as proxy statements.

     - Annual report on Form 10-K for the fiscal year ended December 31, 2000, as amended.

     - Quarterly report on Form 10-Q for the quarter ended March 31, 2001.

     - Current reports on Form 8-K dated January 16, 2001, April 17, 2001, April 26, 2001 and April 30, 2001.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

               Mellon Financial Corporation
               One Mellon Center
               Pittsburgh, Pennsylvania 15258
               Attention: Investor Relations Department
               Telephone (412) 234-5601

PROSPECTUS

                           MELLON FUNDING CORPORATION
                                 $1,500,000,000

                                DEBT SECURITIES
           UNCONDITIONALLY GUARANTEED BY MELLON FINANCIAL CORPORATION

By this prospectus, we may offer from time to time up to $1,500,000,000 of guaranteed debt securities. When we offer debt securities, we will provide you with a prospectus supplement describing the terms of the specific issue of debt securities including the offering price of the debt securities. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

We may sell these debt securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be set forth in an accompanying prospectus supplement.

                            ------------------------

The debt securities are not deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE DEBT SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 17, 2000.

                                  THE COMPANY

MELLON FINANCIAL CORPORATION

Mellon Financial Corporation, formerly Mellon Bank Corporation, is a global multibank financial holding company incorporated under the laws of the Commonwealth of Pennsylvania in August 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Our principal subsidiaries are Mellon Bank, N.A., The Boston Company, Inc., Buck Consultants, Inc., Newton Management Limited and a number of companies known as Mellon Financial Services Corporations.

Our principal executive office is located at One Mellon Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258 (telephone (412) 234-5000).

MELLON FUNDING CORPORATION

Mellon Funding Corporation, a wholly owned subsidiary of Mellon Financial Corporation, is incorporated in Pennsylvania. It functions as a financing entity for the corporation and our subsidiaries and affiliates by issuing commercial paper and other debt guaranteed by Mellon Financial Corporation.

                                USE OF PROCEEDS

We intend to use the net proceeds from the sale of the debt securities for general corporate purposes, including working capital, capital expenditures, investments in or loans to our subsidiaries, refinancing of debt, including outstanding commercial paper and other short-term indebtedness, if any, redemption or repurchase of shares of our outstanding common stock, funding of possible acquisitions, the satisfaction of other obligations, or for such other purposes as may be specified in the applicable prospectus supplement.

                           REGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company, Mellon Financial Corporation is subject to regulation, supervision and examination of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act, as amended by the Gramm Leach Bliley Act. Mellon Financial Corporation's election to become a financial holding company became effective as of March 13, 2000.

For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to us, including regulatory limitations on the transfer of funds from bank subsidiaries, we refer you to our annual report on Form 10-K for the fiscal year ended December 31, 1999 and any other subsequent report filed with the SEC by us, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders.

Our earnings are affected by the legislative and governmental actions of various regulatory authorities, including the Federal Reserve, the Office of the Comptroller of the Currency, which is the principal regulator of our bank subsidiaries, and the Federal Deposit Insurance Corporation, which insures, up to applicable limits, the deposits of all of our full-service banking subsidiaries. In addition, there are numerous governmental requirements and regulations which affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

Depository institutions such as our bank subsidiaries are also affected by various federal laws, including those relating to consumer protection and similar matters. We also have other financial service subsidiaries that are subject to regulation, supervision and examination by the Federal Reserve, as well as other applicable state and federal regulatory agencies and self-regulatory organizations. For example, our brokerage and asset management subsidiaries are subject to supervision and regulation by the SEC, the NASD, the NYSE and state securities regulators. Our other nonbank subsidiaries may be subject to other laws and regulations of the federal government, the various U.S. states or the foreign countries in which they are authorized to do business.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by documents called "indentures." Each indenture is a contract between us and the institution, named in the applicable prospectus supplement, which acts as trustee for the debt securities. There may be more than one trustee under each indenture for different series of debt securities. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are limitations on the extent to which the trustee acts on your behalf, which we describe later on page 12 under "Remedies If an Event of Default Occurs." Second, the trustee performs certain administrative duties for us.

This section and your prospectus supplement summarize all the material terms of each indenture and your debt security. They do not, however, describe every aspect of each indenture and your debt security. Each indenture and its associated documents, including your debt security, contain the full text of the matters described in this section and your prospectus supplement. Each indenture and the debt securities are governed by Pennsylvania law. A copy of each indenture has been filed with the SEC. See "Where You Can Find More Information" on page 15 for information on how to obtain a copy.

DEBT SECURITIES

We may issue either senior debt securities or subordinated debt securities. The senior and subordinated debt securities are issued under different indentures and may have different trustees. The forms of subordinated indenture and senior indenture are exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information" on page 15 for information on how to obtain a copy. When we refer to the indenture we mean both the senior indenture and the subordinated indenture unless we indicate otherwise. When we refer to the trustee, we mean both the senior trustee and the subordinated trustee unless we indicate otherwise.

We may issue as many distinct series of debt securities under each indenture as we wish. We are not limited to an aggregate principal amount of debt securities under either indenture. This section summarizes terms of the debt securities that are common to all series. We also include references in parentheses to certain sections of the indenture.

Most of the material financial and other specific terms of the debt securities particular to your series will be described in the prospectus supplement relating to your series. The prospectus supplement relating to your series of debt securities will describe the following terms of your series:

- the title of your series of debt securities;

- any limit on the aggregate principal amount or initial offering price of your series of debt securities;

- the date or dates on which your series of debt securities will mature;

- the annual rate or rates (which may be fixed or variable) at which your series of debt securities will bear interest, if any, and the date or dates from which the interest, if any, will accrue;

- the dates on which interest, if any, on your series of debt securities will be payable and the regular record dates for those interest payment dates;

- the place where the principal and interest are payable;

- the person to whom interest is payable if other than the registered holder on the record date;

- any mandatory or optional sinking funds or analogous provisions or provisions for redemption at your option;

- the date, if any, after which and the price or prices at which your series of debt securities may, in accordance with any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption provision;

- if other than denominations of $1,000 and any integral multiple thereof, the denomination in which your series of debt securities will be issuable;

- if other than the principal amount thereof, the portion of the principal amount of your series of debt securities which will be payable upon the declaration of acceleration of the maturity of those debt securities;

- any events of default in addition to those in the indenture;

- any other covenant or warranty in addition to those in the indenture;

- if debt securities are sold for one or more foreign currencies or foreign currency units, or principal, interest or premium are payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, and other information regarding the issue and currency or currency units;

- the currency of payment of principal, premium, if any, and interest on your series of debt securities if other than in U.S. dollars;

- any index or formula used to determine the amount of payment of principal of, premium, if any, and interest on your series of debt securities;

- if the principal of and premium, if any, or interest on the series of debt securities are to be payable, at our or your election, in a coin or currency other than that in which the debt securities are to be payable, the coin or currency of payment, the period or periods within which, and the terms and conditions upon which the election may be made;

- the applicability of the provisions described under "Defeasance" on page 10;

- whether any debt securities will be certificated securities or will be issued in the form of one or more global securities and the depositary for the global security or securities;

- whether your series of debt securities are subordinated debt securities or senior debt securities;

- if your series of debt securities are subordinated debt securities, whether the subordination provisions summarized below or different subordination provisions will apply;

- if debt securities are sold bearing no interest or below market interest, known as original issue discount securities, amounts payable upon acceleration and special tax, accounting and other considerations;

- the price or prices at which your series of debt securities will be issued;
  and

- any other material terms of your series of debt securities.

Those terms may vary from the terms described here. Thus, this summary also is subject to and qualified by reference to the description of the particular terms of your series to be described in the prospectus supplement.

GUARANTEES

Mellon Financial Corporation will unconditionally guarantee the punctual payment of the principal, any premium, any interest and any sinking fund payments on the debt securities when they become due from maturity, acceleration, redemption or otherwise. The guarantees of the senior debt securities rank equally with all other general credit obligations of Mellon Financial Corporation. The guarantees of the subordinated debt securities are subordinate to all senior debt of Mellon Financial Corporation.

Because Mellon Financial Corporation is a holding company, the rights of our creditors, including you if you hold debt securities and the guarantees are enforced, to share in distributions from any subsidiary, will be subject to prior claims of that subsidiary's creditors, including depositors if the subsidiary is a bank. Regulatory considerations also impact the transfer of funds from bank subsidiaries as we discuss in "Regulatory Considerations."

LEGAL OWNERSHIP OF DEBT SECURITIES

We refer to those who have debt securities registered in their own names, on the books that we or the trustee maintain for this purpose, as the "holders" of those debt securities. These persons are the legal holders of the debt securities. We refer to those who, indirectly through others, own beneficial interests in debt securities that are not registered in their own names as indirect holders of those debt securities. As we discuss below, indirect holders are not legal holders, and investors in debt securities issued in book-entry form or in street name will be indirect holders.

BOOK-ENTRY HOLDERS

We will issue debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary's book-entry system. These participating insti-tutions, in turn, hold beneficial interests in the debt securities on behalf of themselves or their customers.

Under each indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in global form, we will recognize only the depositary as the holder of the debt securities, and we will make all payments on the debt securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

STREET NAME HOLDERS

In the future, we may terminate a global security or issue debt securities initially in non-global form. In these cases, investors may choose to hold their debt securities in their own names or in "street name". Debt securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those debt securities through an account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, not holders, of those debt securities.

LEGAL HOLDERS

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose-e.g., to amend the applicable indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the applicable indenture-we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

SPECIAL CONSIDERATIONS FOR INDIRECT HOLDERS

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

- how it handles securities payments and notices;

- whether it imposes fees or charges;

- how it would handle a request for the holders' consent, if ever required;

- whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future;

- how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

- if the debt securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

WHAT IS A GLOBAL SECURITY?

We will issue each debt security in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple debt securities that have different terms and are issued at different times. We call this kind of global security a master global security.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depositary Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under "Special Situations When a Global Security Will Be Terminated". As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular debt security indicates that the debt security will be issued in global form only, then the debt security will be represented by a global security at all times unless and until the global security is terminated. We describe the situations in which this can occur below under "Special Situations When a Global Security Will Be Terminated". The global security may be a master global security, although your prospectus supplement will not indicate whether it is a master global security. If termination occurs, we may issue the debt securities through another book-entry clearing system or decide that the debt securities may no longer be held through any book-entry clearing system.

SPECIAL CONSIDERATIONS FOR GLOBAL SECURITIES

As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

- an investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below;

- an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under "Legal Ownership of Debt Securities" above;

- an investor may not be able to sell interests in the debt securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

- an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

- the depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

- the depositary may (and we understand that DTC will) require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

- financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED

In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the debt securities it represented. After that exchange, the choice of whether to hold the debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under "Legal Ownership of Debt Securities".

The special situations for termination of a global security are as follows:

- if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 60 days;

- if we notify the trustee that we wish to terminate that global security; or

- if an event of default has occurred with regard to debt securities represented by that global security and has not been cured or waived; we discuss defaults later under "Events of Default" on page 11.

If a global security is terminated, only the depositary, and not we or the trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

OVERVIEW OF REMAINDER OF THIS DESCRIPTION

The remainder of this description summarizes:

- ADDITIONAL MECHANICS relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments;

- your rights under several SPECIAL SITUATIONS, such as if we merge with another company or if we want to change a term of the debt securities;

- promises, or RESTRICTIVE COVENANTS, we make to you about how we will run our business or business actions we promise not to take; and

- your rights if we DEFAULT or experience other financial difficulties.

ADDITIONAL MECHANICS

FORM, EXCHANGE AND TRANSFER

Unless otherwise indicated in the prospectus supplement, the debt securities will be issued:

- only in fully registered form;

- without interest coupons; and

- in denominations of $1,000 and any integral multiple of $1,000. (Section 302)

You may have your debt securities broken into more debt securities of permitted smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section
305) This is called an "exchange."

The entity performing the role of maintaining the list of registered direct holders is called the "security registrar." It will also perform exchanges and transfers. You may exchange or transfer debt securities at the office of the security registrar. (Section 305)

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership. (Section 305)

When we designate a securities registrar, it will be named in the prospectus supplement according to the terms of the indenture. We have agreed to appoint an office or agency in New York City for you to transfer or exchange debt securities having New York as the place of payment. (Section 1102)

PAYMENT AND PAYING AGENTS

We will pay interest, principal and any other money due on the debt securities at payment offices that we designate. These offices are called paying agents. You must make arrangements to have your payments picked up at that office. We may also choose to pay interest by mailing checks to the address specified in the security register. (Section 1102)

We will pay interest to you if you are a direct holder at the close of business on a particular day in advance of each due date for interest, even if you no longer own the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "regular record date" and will be stated in the prospectus supplement. (Section
307) Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called "accrued interest."

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of three years after the amount is due to direct holders will be repaid to us. After that three-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 1103)

"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

NOTICES

Notices to be given to holders of a global debt security will be given only to the depositary. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee's records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder will affect the sufficiency of any notice given to another holder.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE NOTICES.

SPECIAL SITUATIONS

MERGERS AND SIMILAR EVENTS

Mellon Financial Corporation and Mellon Funding Corporation are each generally permitted to consolidate or merge with another entity. Each is also permitted to sell or lease substantially all of its assets to another company, or to buy or lease substantially all of the assets of another entity. However, neither may take any of these actions unless the following conditions, among others, are met:

- Where either entity merges out of existence or sells or leases substantially all its assets, the other party to the transaction must agree to be legally responsible for the obligations on the applicable debt securities.

- The merger, sale of assets or other transaction must not cause an event of default under the senior indenture in the case of the senior debt securities or an event of default or a default under the subordinated indenture in the case of the subordinated debt securities, and none must have already occurred, unless the merger or other transaction would cure the event of default or default. An event of default under the senior indenture is described on page
  11. A default or event of default under the subordinated indenture is described on page 11. (Sections 901 and 903)

MODIFICATION AND WAIVER

There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

- change the payment due date of the principal or interest;

- reduce any amounts due;

- reduce the principal amount, the amount payable upon acceleration of the maturity after default, the interest rate or the redemption price;

- change the place or currency of payment;

- impair your right to sue for payment;

- if your debt securities are subordinated debt securities, modify the subordination provisions in a manner that is adverse to you;

- reduce the percentage of direct holders whose consent is needed to modify or amend the indenture;

- reduce the percentage of direct holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive defaults;

- modify any other aspect of the provisions dealing with modification and waiver of the indenture; and

- modify the terms of the guarantees in a way that is adverse to you. (Section
  1002)

Changes Requiring a Vote. The second type of change to the indentures and the debt securities is the kind that requires a vote in favor by direct holders of debt securities of the particular series affected. A vote by direct holders owning 66 2/3% of the principal amount of the particular series would be required for us to obtain a waiver of all or part of the restrictive covenants described later on this page under "Restrictive Covenants". (Section 1108) A vote by direct holders of a majority of the principal amount of the particular series may waive a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed above under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (Section 613)

Changes Not Requiring Approval. The third type of change does not require any approval by direct holders. This type is limited to clarifications and certain other changes that would not adversely affect holders. Nor do we need any approval to make any change that affects only debt securities to be issued under each indenture after the changes take effect. (Section 1001)

We may also make changes or obtain waivers that do not adversely affect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of that debt security; we need only obtain any required approvals from the holders of the affected debt securities or other debt securities. (Section 1002)

RESTRICTIVE COVENANTS

THE SENIOR INDENTURE LIMITS HOW WE MAY DISPOSE OF VOTING STOCK OF MELLON FUNDING CORPORATION OR MELLON BANK, N.A.

Under the senior indenture, Mellon Financial Corporation cannot assign, sell, grant a security interest in or otherwise dispose of any shares or rights to obtain shares with general voting power, other than directors' qualifying shares, of Mellon Bank, N.A. or Mellon Funding Corporation. Also, we may not permit Mellon Bank, N.A. or Mellon Funding Corporation to issue any shares or rights to obtain shares with general voting power of Mellon Bank, N.A. or Mellon Funding Corporation. However, in the case of Mellon Bank, N.A., any of such transactions are permitted:

- that are for fair market value on the date of action; and

- where, after the transaction, Mellon Financial Corporation owns at least 80% of the shares of issued and outstanding voting stock of Mellon Bank, N.A.

We cannot allow Mellon Bank, N.A. or Mellon Funding Corporation to merge or consolidate with another company or sell, grant a security interest in or lease substantially all of its assets unless, in the case of Mellon Bank, N.A.:

- the transaction is for fair market value, unless to or with a company in which Mellon Financial

  Corporation owns at least 80% of the shares of issued and outstanding voting stock; and

- after the transaction, Mellon Financial Corporation owns at least 80% of the shares of issued and outstanding voting stock of Mellon Bank, N.A. (Section
  1107)

All of the above restrictions are subject to the merger provisions described above under "Mergers and Similar Events."

THE SUBORDINATED INDENTURE LIMITS HOW WE MAY DISPOSE OF VOTING STOCK OF MELLON FUNDING CORPORATION

Under the subordinated indenture, Mellon Financial Corporation cannot, subject to the merger provisions, sell, assign, grant a security interest in or otherwise dispose of any shares or rights to obtain shares with general voting power of Mellon Funding Corporation. Mellon Financial Corporation cannot permit, subject to the merger provisions, Mellon Funding Corporation to:

- issue shares or securities convertible into shares with general voting power, except to us;

- merge or consolidate with a person other than us;

- sell, assign, grant a security interest in or otherwise dispose of or lease substantially all of its assets. (Section 1107)

Unless the prospectus supplement provides otherwise, the indentures contain no covenants specifically designed to protect you in the event of a highly leveraged transaction involving Mellon Financial Corporation, Mellon Funding Corporation or Mellon Bank, N.A.

DEFEASANCE

The following discussion of "full defeasance" and "covenant defeasance" will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement.

Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities, called "full defeasance," if the following things happen:

- We must irrevocably deposit in trust for the benefit of all holders of the debt securities a combination of money, U.S. government or U.S. government agency notes or bonds or other arrangements specified in the applicable prospectus supplement that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

- There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on your debt security any differently than if we did not make the deposit and just repaid the debt security ourselves. Under current federal tax law, the deposit and our legal release from the debt security would be treated as though we took back your debt security and gave you your share of the cash and government bonds deposited in trust. In that event, you could recognize gain or loss on your debt security.

- We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above and confirming that any securities of this series which are then listed on the New York Stock Exchange will not be delisted as a result of such deposit.

If we ever fully defease your debt security, you will have to rely solely on the trust deposit for payments on your debt security. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. In the case of subordinated debt securities, you would also be released from the subordination provisions on the subordinated debt securities described later under "Subordination of the Subordinated Debt Securities" on page 12.

Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants relating to your debt security. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay your debt security. In the case of subordinated debt securities, you would be released from the subordination provisions on your subordinated debt security described later on page 12. To achieve covenant defeasance, we must do the following:

- Deposit in trust for the benefit of the holders of the debt securities a combination of money and

  U.S. government or U.S. government agency notes or bonds or other arrangements specified in the applicable prospectus supplement that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

- Deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on your debt security any differently than if we did not make the deposit and just repaid the debt security ourselves.

DEFAULT AND RELATED MATTERS

RANKING

The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The senior debt securities are not subordinated to any of our other debt obligations, and therefore they rank equally with all other unsecured and unsubordinated indebtedness of Mellon Funding Corporation. The guarantees of the senior debt securities rank equally with all other unsecured and unsubordinated indebtedness of Mellon Financial Corporation. The subordinated debt securities and guarantees are subordinated to some of our existing and future debt and other liabilities. See "Subordination of Subordinated Debt Securities" on page 12 for additional information on how subordination limits your ability to receive payment or pursue other rights if we default or have certain other financial difficulties.

EVENTS OF DEFAULT

You will have special rights if an "event of default" occurs and is not cured, as described later in this subsection. The events of default for the senior debt securities are different than those for the subordinated debt securities.

The Senior Indenture. Under the senior indenture, the term "event of default" for senior securities means any of the following:

- we do not pay the principal or any premium on a senior debt security of that series on its due date;

- we do not pay interest on a senior debt security of that series within 30 days of its due date;

- we do not deposit any sinking fund payment for a senior debt security of that series on its due date;

- we remain in breach of the restrictive covenant described previously under "The Senior Indenture Limits How We May Dispose of Voting Stock of Mellon Funding Corporation or Mellon Bank, N.A." or any other covenant made in the senior indenture for 60 days after we receive a notice stating we are in breach. The notice must be sent by either the trustee or direct holders of at least 25% of the principal amount of outstanding debt securities of the affected series;

- Mellon Financial Corporation, Mellon Funding Corporation or Mellon Bank, N.A. files for bankruptcy or other events in bankruptcy, insolvency or reorganization occur; and

- any other event of default described in the prospectus supplement occurs. (Section 601)

The Subordinated Indenture. Under the subordinated indenture, the term "event of default" is defined as being only those events involving the bankruptcy, insolvency or reorganization of Mellon Financial Corporation or Mellon Bank, N.A. (Section 601) The subordinated indenture does not define an "event of default" as including, or provide for rights of acceleration of the subordinated securities when:

- an event of bankruptcy, insolvency or reorganization is of Mellon Funding Corporation alone; or

- a default in payment of principal or interest or failure to perform covenants or agreements in the subordinated debt securities or subordinated indenture occurs.

Under the subordinated indenture, the term "default" means any of the following:

- we do not pay the principal or any premium on a subordinated debt security on its due date;

- we do not pay interest on a subordinated debt security within 30 days of its due date;

- we remain in breach of any covenant or warranty in the subordinated indenture for 60 days after we receive a notice stating we are in breach. The notice must be sent by either the trustee or direct holders of at least 25% of the principal amount of outstanding debt securities of the affected series;

If a default occurs, the trustee can demand payment of amounts then due and payable on the subordinated debt securities and, in its discretion, proceed to enforce any covenant. Upon a default, the trustee may not act to accelerate the subordinated securities.

Remedies If an Event of Default Occurs. If an event of default has occurred with respect to debt securities of any series and has not been cured, the trustee or the direct holders of 25% in principal amount of the outstanding debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. The notice must be in writing to Mellon Funding Corporation and Mellon Financial Corporation. This is called a "declaration of acceleration of maturity." A declaration of acceleration of maturity may be canceled by the direct holders of at least a majority in principal amount of the debt securities of the affected series if Mellon Funding Corporation or Mellon Financial Corporation has deposited monies on account of certain overdue amounts with the trustee. (Section 602)

Except in cases of default, where a trustee has to act with a required standard of care, a trustee is not required to take any action under the indenture at the request of any direct holders unless the direct holders offer the trustee reasonable protection from expenses and liability, called an "indemnity". (Section 703) If reasonable indemnity is provided, the direct holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee. These majority direct holders may also direct the trustee in performing any other action under the indenture. (Section
612)

In general, before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

- you must give the trustee written notice that an event of default, or in the case of subordinated securities, a default, has occurred and remains uncured;

- the direct holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

- the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

- the trustee must not have received from direct holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with the written notice during the 60-day period after receipt of the above notice. (Section 607)

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date. (Section 608) "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

Mellon Funding Corporation and Mellon Financial Corporation will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default. (Sections 1105 and 1106)

SUBORDINATION OF THE SUBORDINATED DEBT SECURITIES

The subordinated debt securities are subordinated securities and, as a result, the payment of principal of, and any premium and interest on, the debt securities is subordinated in right of payment to the prior payment in full of all of the senior debt of Mellon Funding Corporation. The guarantees of the subordinated debt securities are subordinated in right of payment to the prior payment in full of all of Mellon Financial Corporation's senior debt. This means that, in certain circumstances where we may not be making payments on all of our debt obligations as they come due, the holders of all of our senior debt will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before the holders of subordinated debt securities and the guarantees will be entitled to receive any amounts on the subordinated debt and the guarantees. These circumstances include when we make a payment or distribute assets to creditors upon any liquidation, dissolution, winding up or reorganization of Mellon Financial Corporation or Mellon Funding Corporation.

In addition, we are not permitted to make payments of principal of, or any premium or interest on, the subordinated debt securities if we default in our obligation to make payments on senior debt and do not cure such default. (Sections 1401 and 1402)

These subordination provisions mean that if we are insolvent a direct holder of our senior debt may ultimately receive out of our assets more than a direct holder of the same amount of our subordinated debt securities and a creditor of ours that is owed a specific amount may ultimately receive more than a direct holder of the same amount of subordinated debt securities.

"Senior debt" means the principal of, and any premium and interest on, all of our indebtedness, including indebtedness of others that we guarantee, whether such indebtedness exists now or is created, incurred or assumed by us after the date of this prospectus, that is for money we borrow or is evidenced by a note or similar instrument that we have given when we acquire any business, property or assets or that we owe as a lessee under leases that generally accepted accounting principles require us to capitalize on our balance sheet or leases made as part of any sale and leaseback transaction we engage in. Senior debt includes any senior debt securities. Senior debt also includes any amendment, renewal, replacement, extension, modification and refunding of any indebtedness that itself was senior debt. Senior debt does not include any indebtedness that expressly states in the instrument creating or evidencing it that it does not rank senior in right of payment to the subordinated debt securities. Senior debt does not include the subordinated debt securities.

At December 31, 1999, we owed a total of $1,198 million in principal amount of senior debt, without counting any accrued interest on that senior debt. The indenture does not limit the amount of senior debt we are permitted to have, and we may in the future incur additional senior debt.

                             REGARDING THE TRUSTEES

The trustee under the relevant indenture will be named in the prospectus supplement. Any trustee of debt securities may resign or be removed, and a new trustee may be appointed to replace the previous trustee.

In the ordinary course of business, we and our subsidiaries may conduct transactions with the trustees, and the trustees and their affiliates may conduct transactions with us and our subsidiaries.

                               TAX CONSIDERATIONS

Mellon Funding Corporation will be required to withhold the Pennsylvania Corporate Loans Tax from interest payments on debt securities held by or for those subject to such tax, principally individuals and partnerships resident in Pennsylvania and resident trustees of Pennsylvania trusts. The tax, at the current rate of four mills on each dollar of nominal value ($4.00 per $1,000), will be withheld, at any time when it is applicable, from any interest payment to taxable holders at the annual rate of $4.00 per $1,000 principal amount of the debt securities. The debt securities will be exempt under current law from personal property taxes imposed by political subdivisions in Pennsylvania.

                              PLAN OF DISTRIBUTION

We may sell debt securities to or through underwriters, and also may sell debt securities directly to other purchasers or through agents. Unless otherwise set forth in the prospectus supplement, the obligation of any underwriters to purchase the debt securities will be subject to conditions precedent and these underwriters will be obligated to purchase all the debt securities if any are purchased.

The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

The applicable prospectus supplement will describe the method of distribution of the debt securities.

In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of debt securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Any underwriter, dealer or agent that will participate in the distribution of the debt securities will be identified, and any compensation it will receive will be described, in the prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against some liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make relating to these liabilities. Any agreement in which we agree to indemnify underwriters, dealers and agents against civil liabilities will be described in the relevant prospectus supplement.

If so indicated in the prospectus supplement, we will authorize dealers or other persons acting as our agent to solicit offers by some institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

Mellon Financial Markets, LLC, a wholly owned subsidiary of Mellon Financial Corporation and an affiliate of Mellon Funding Corporation, may participate as an agent or an underwriter in offerings of securities. Mellon Financial Markets is a member of the National Association of Securities Dealers, Inc. Because of the relationship among Mellon Financial Markets, Mellon Funding Corporation and Mellon Financial Corporation, offerings of debt securities in which Mellon Financial Markets participates will be conducted in accordance with NASD Rule 2720.

Mellon Financial Markets may engage in offers and sales relating to market-making transactions in the debt securities effected from time to time after the commencement of the offering to which this prospectus relates. Mellon Financial Markets may act as agent in such transactions including as an agent for the counterparty when acting as a principal or as agent for both counterparties. Mellon Financial Markets may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Sales will be made at prices related to the prevailing market prices at the time of sale or at negotiated prices.

Certain of the underwriters, dealers or agents may be customers of, including borrowers from, engage in transactions with, and perform services for, us or one or more of our affiliates in the ordinary course of business.

                 VALIDITY OF THE DEBT SECURITIES AND GUARANTEES

Unless a prospectus supplement tells you otherwise, the validity of any debt securities and the related guarantees will be passed upon for us by Carl Krasik, Associate General Counsel and Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258. Information in Tax Considerations has been passed upon for us by Michael K. Hughey, Senior Vice President and Controller of Mellon Financial Corporation and Senior Vice President, Director of Taxes and Controller of Mellon Bank, N.A. Mr. Krasik and Mr. Hughey are also shareholders of Mellon Financial Corporation and hold options to purchase additional shares of Mellon Financial Corporation's common stock. Unless a prospectus supplement tells you otherwise, Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, will, for the underwriters, pass upon the validity of the debt securities and related guarantees distributed in an underwritten offering. Sullivan & Cromwell will rely on the opinion of Mr. Krasik for all matters of Pennsylvania law. Sullivan & Cromwell from time to time performs legal services for us.

                      WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act of 1933, we filed a registration statement (Nos. 333-33248 and 333-33248-01) relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's public reference rooms in its offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Because our common stock is listed on the NYSE, you may inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows us to "incorporate by reference" information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede information included in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and additional documents that we may file with the SEC after the date of this prospectus and before completion of this offering. The documents include periodic reports like annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as well as proxy statements.

- Annual report on Form 10-K for the fiscal year ended December 31, 1999.

- Current report on Form 8-K dated January 19, 2000.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Mellon Financial Corporation
One Mellon Center
Pittsburgh, Pennsylvania 15258
Attention: Investor Relations Department
Telephone (412) 234-5601

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these debt securities in states where the offer is not permitted. You should not assume that the information appearing in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                    EXPERTS

Our consolidated financial statements as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, included in our 1999 annual report on Form 10-K and incorporated by reference in this prospectus have been so incorporated in reliance on the report of KPMG LLP, independent public accountants, included in our 1999 annual report on Form 10-K, and incorporated by reference in this prospectus, and upon the authority of that firm as experts in accounting and auditing.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                             Prospectus Supplement

                                       Page
                                       ----
Forward-Looking Statements...........   S-2
Mellon Financial Corporation.........   S-3
Mellon Funding Corporation...........   S-3
Use of Proceeds......................   S-4
Regulatory Considerations............   S-4
Mellon Financial Corporation
  Capitalization.....................   S-5
Mellon Financial Corporation and
  Subsidiaries Consolidated Selected
  Historical Financial Data..........   S-6
Ratios of Earnings to Fixed
  Charges............................   S-7
Description of Notes and
  Guarantees.........................   S-8
Regarding the Trustee................  S-11
Underwriting.........................  S-12
Validity of the Notes and
  Guarantees.........................  S-13
Where You Can Find More
  Information........................  S-13

Prospectus
The Company..........................     2
Use of Proceeds......................     2
Regulatory Considerations............     2
Description of Debt Securities and
  Guarantees.........................     3
Regarding the Trustees...............    13
Tax Considerations...................    13
Plan of Distribution.................    13
Validity of the Debt Securities and
  Guarantees.........................    14
Where You Can Find More
  Information........................    15
Experts..............................    15

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                                  $300,000,000

                                 MELLON FUNDING
                                  CORPORATION

                            6.40% Subordinated Notes
                                due May 14, 2011

                    Guaranteed on a Subordinated Basis as to
                      Payment of Principal and Interest by

                          MELLON FINANCIAL CORPORATION
                             ----------------------

                             PROSPECTUS SUPPLEMENT

                             ----------------------

                              GOLDMAN, SACHS & CO.
                            BEAR, STEARNS & CO. INC.
                         MELLON FINANCIAL MARKETS, LLC
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